Mail Stop 6010
Via Facsimile and U.S. Mail

August 25, 2006

Mr. Andrew A. Barnard
President and Chief Executive Officer
Odyssey Re Holdings Corp.
300 First Stamford Place
Stamford, Connecticut 06902

        Re: Odyssey Re Holdings Corp.
           Form 10-K for fiscal year ended December 31, 2004
           File No. 1-16535

Dear Mr. Barnard:

We have reviewed your June 9, 2006 response to our April 20, 2006 letter and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2004

Management's Discussion and Analysis

Revenues and Expenses, page 45 -47

1.   Please refer to prior comment three. Your proposed new disclosure describes methods used to determine your case and IBNR reserves but does not adequately describe or quantify key assumptions used in these calculations. Please describe and quantify in disclosure-type format the key assumptions used to determine your case and IBNR reserves. In particular, quantify "loss development and expected loss ratio assumptions" and the impact of changes in these assumptions

for each period presented and explain how they are used in your actuarial analysis and determination of loss reserves.

2.   Please refer to prior comment four. You do not provide sufficient explanation or quantification of the factors causing the changes in prior year reserve estimates, so that investors can adequately understand the factors causing these adjustments (e.g. your basis for successive adjustments to the same book of business), why earlier recognition was not required and the likelihood of similar adjustments in the future. Please provide the following information in disclosure-type format.

- Describe the specific events or new information that served as your basis for recognizing changes in prior year reserve estimates for each period presented. If these changes resulted from an actuarial study, provide a chronology of events that led to the study as well as its scope and conclusions. In particular, discuss how you utilized conclusions from this study regarding paid and case reserve loss emergence patterns and insurance and reinsurance pricing trends to change key assumptions.
- You describe but do not quantify the specific factors that caused you to change prior year reserve estimates. Quantify the specific factors underlying changes in prior year reserve estimates for each period presented.
- You state "there were no significant events requiring qualitative reassessments by management at year end 2004 and 2003." However, you have recorded material changes in prior year reserve estimates in all periods presented. Please explain these apparent inconsistencies.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Kevin Woody, Accounting Branch Chief, at 202-551-3629, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant